This document is being re-filed with the SEC to remove (i) the caption “Disclaimer” and the three paragraphs thereunder, which appear at the end of the document initially filed by Mylan Inc. under Rule 425 of the Securities Act of 1933 on July 14, 2014 (the “Initial Filing”), (ii) all references to and other information regarding FactSet CallStreet LLC contained in the Initial Filing and (iii) the text “Mylan, Inc. (MYL) Acquisition of Abbott Non-U.S. Developed Markets Specialty And Branded Generics Business by Mylan Inc.” appearing at the top of each page other than the initial page. This document is also being re-filed with the SEC to include the legends “Cautionary Statements Regarding Forward-Looking Information”, “Non-GAAP Financial Measures”, “Additional Information and Where to Find It”, “Participants in Solicitation” and “Non-Solicitation” contained at the beginning of this document, which were omitted from the Initial Filing. Certain other modifications have been made to the Initial Filing to conform the transcript contained in this document to the statements made in the live presentation by Mylan Inc., as well as certain formatting modifications.

Filed by Mylan Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Mylan Inc.

Commission File No.: 1-9114

Cautionary Statements Regarding Forward-Looking Information.

This communication contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may often be identified by the use of words such as “will”, “may”, “could”, “should,” “would”, “project”, “believe”, “anticipate”, “expect”, “plan,” “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Such forward-looking statements include, without limitation, statements regarding the proposed transactions between Mylan Inc. (“Mylan”) and Abbott Laboratories (“Abbott”), in which Mylan will acquire the non-U.S. developed markets specialty and branded generics business of Abbott (the “Abbott Assets” or the “acquired business”) and Mylan will become a wholly owned subsidiary of a new holding company New Moon B.V. (“New Mylan”) organized in the Netherlands, which will also own the Abbott Assets (the “Proposed Transactions”), the expected timetable for completing the Proposed Transactions, benefits and synergies of the Proposed Transactions, future opportunities for the combined company and products and any other statements regarding Mylan’s and the acquired business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Proposed Transactions; changes in relevant tax and other laws; the parties’ ability to consummate the Proposed Transactions; the conditions to the completion of the Proposed Transactions, including the receipt of approval of Mylan’s shareholders; the regulatory approvals required for the Proposed Transactions not being obtained on the terms expected or on the anticipated schedule; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis; the integration of the acquired business by Mylan being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the Proposed Transactions; the retention of certain key employees of the acquired business being difficult; Mylan’s and the acquired business’s expected or targeted future financial and operating performance and results; the combined company’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on Mylan’s and the acquired business’s consolidated financial condition, results of operations or cash flows; Mylan’s and the acquired business’s ability to protect their intellectual property and preserve their intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in economic and financial conditions of Mylan’s business or the acquired business; uncertainties and matters beyond the control of management; and the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Proposed Transactions within the expected time-frames or at all and to successfully integrate the acquired business. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC. You can access Mylan’s Form 10-K through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

Non-GAAP Financial Measures

Non-GAAP financial measures should be considered only as a supplement to, and not as a substitute for or as a superior measure to, financial measures prepared in accordance with GAAP.

Additional Information and Where to Find It

In connection with the Proposed Transactions, New Mylan and Mylan intend to file relevant materials with the SEC, including a New Mylan registration statement on Form S-4 that will include a proxy statement of Mylan that also constitutes a prospectus of New Mylan. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE ABBOTT ASSETS AND THE PROPOSED TRANSACTIONS. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the Proposed Transactions. The proxy statement/prospectus and other documents relating to the Proposed Transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan by accessing Mylan’s website at www.mylan.com/investors or upon request to Mylan at 724.514.1813 or investor.relations@mylan.com.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transactions under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014. This document can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Mylan, Inc. (MYL)

Acquisition of Abbott Non-U.S. Developed Markets Specialty And Branded Generics Business by Mylan Inc.	Transcript 14-Jul-2014

CORPORATE PARTICIPANTS

Kris King	Rajiv Malik

Vice President-Global Investor Relations, Mylan, Inc.	President & Director, Mylan, Inc.

Robert J. Coury	John D. Sheehan

Executive Chairman, Mylan, Inc.	Chief Financial Officer & Executive Vice President, Mylan, Inc.

Heather M. Bresch

Chief Executive Officer & Director, Mylan, Inc.

OTHER PARTICIPANTS

Chris T. Schott	Ken C. Cacciatore

Analyst, JPMorgan Securities LLC	Analyst, Cowen & Co. LLC

Douglas D. Tsao	David G. Buck

Analyst, Barclays Capital, Inc.	Analyst, The Buckingham Research Group, Inc.

Aaron Gal	Sumant S. Kulkarni

Analyst, Sanford C. Bernstein & Co. LLC	Analyst, Merrill Lynch, Pierce, Fenner & Smith, Inc.

Marc Goodman	Elliot H. Wilbur

Analyst, UBS Securities LLC	Analyst, Needham & Co. LLC

Jami Rubin

Analyst, Goldman Sachs & Co.

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MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the Mylan’s Acquisition of Abbott’s Non-U.S. Developed Markets Specialty and Branded Generics Business Conference Call.

At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time. [Operator Instructions] As a reminder, this conference is being recorded.

I will now turn the call over to your host, Kris King. Please go ahead.

Kris King

Vice President-Global Investor Relations, Mylan, Inc.

Thank you, Stephanie. Good morning, everyone. Thank you for joining us today to discuss Mylan’s acquisition of Abbott’s Non-U.S. Developed Markets Specialty and Branded Generics Business.

Joining me for today’s call are Mylan’s Executive Chairman, Robert J. Coury; Chief Executive Officer, Heather Bresch; President, Rajiv Malik; and Executive Vice President and Chief Financial Officer, John Sheehan.

During today’s call, we will be making forward-looking statements pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other matters, the planned acquisition by Mylan of certain Abbott assets that was announced today by Mylan and Abbott and the expected timetable for completing the transaction, as well as the benefits and synergies of the transaction and future opportunities and performance expectations for the combined company and its products.

Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the timing and accounting of tax treatments of the transaction; conditions of the completion of the transaction, including the receipt of approval of Mylan’s shareholders; the terms and timing of the regulatory approvals required for the transaction; costs and other challenges of the integration of Abbott’s Developed Markets Specialty and Generics Branded Business by Mylan; the possibility of higher operating costs and business disruptions following the transaction, as well as other factors we’ve outlined under forward-looking statements in the press release on the transaction that we issued today and in the slides that accompany this conference call, which we urge you to review.

For more detailed information on the risks and uncertainties associated with Mylan’s business activities generally, you should consider the risks described in Mylan’s annual report on Form 10-K for the year ended December 31, 2013. We undertake no obligation to update our forward-looking statements whether as a result of new information, future events or otherwise.

Today’s call should be listened to and considered in its entirety and understood to speak only as of today’s date. In addition, we will be referring to certain actual and projected financial metrics of Mylan on an adjusted basis, which are non-GAAP financial measures. These non-GAAP measures are presented in order to supplement your understanding and assessment of our financial performance and should be considered only as a supplement to and not a substitute for, or as a superior measure to financial measures prepared in accordance with GAAP.

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Before I turn the call over to Robert, let me also remind you that the material in the call with the exception of the participant questions is the property of Mylan and cannot be recorded or rebroadcast without Mylan’s expressed written permission.

With that, I’ll now turn the call over to Robert.

Robert J. Coury

Executive Chairman, Mylan, Inc.

Thank you, Kris, and good morning. Thank you for joining us this morning and I would also like to say hello and thank you to all of our employees around the world for joining us on this call today. As you know, we have been extremely active and inquisitive looking at major assets within our industry to find ones that would complement our existing strengths and capabilities to make the company financially stronger and allow us to participate in a meaningful way in an industry consolidation that we believe is still ripe with more to come.

I am here to tell you that I can’t think of a more exciting time within our space than the present. The work that we have already accomplished by establishing the most powerful stand-alone platform that the generic industry has seen to date and at the same time executing and producing some of the industry’s best results due in large part to the assets that we have already put in place over the last few years is why today’s announcement is even possible.

This morning, we announced an important acquisition for Mylan. The acquisition of Abbott’s Non-U.S. Developed Markets Specialty and Branded Generics Business will transform Mylan because of how it allows us to organize ourself and increase our ability to compete in this already very competitive industry. This transaction also represents a unique opportunity for Mylan, given the quality of this asset, the quality of its products and the quality of its people and the quality of its leadership.

I would like to personally thank Miles White and all those within his organization who have taken part in this process to help make this happen. I’ve gotten to know Miles White extremely well during this process, and I could tell you firsthand that he is a true visionary who functions with an unprecedented discipline as he targets his potential opportunities and partners. In this case, given the type of operational partnerships that we are forming here, which will last for many years to come, his vision and his discipline led to the exclusive negotiations with Mylan. He truly recognized Mylan’s undisputed reputation for the quality of its products and its people and determined that we were the right partners for this asset. We would like to warmly welcome Abbott as a potential future Mylan shareholder.

Soon, Heather and Rajiv will discuss in more detail the many benefits of this transaction, first and foremost the powerful strategic fit, as well as the operational benefits that it will yield especially when bolted to our existing platform. Then you will hear John Sheehan talk about how this transaction is not only significantly accretive for Mylan but more importantly how this transaction sets us up very powerfully for what is next to come.

Those of you, who follow us closely, know that we have a very disciplined approach to acquisitions. That’s because we have put ourselves in a very advantageous position of being able to take our time and plan diligently for the next five years and beyond on how we intend to deliver consistent robust growth and value for our shareholders while becoming an even more powerful force within our industry.

The story of this acquisition really started in 2012, when we stood before all of you and laid out our long-term strategic vision for the company, focusing on building unprecedented scale in our operating platform, diversity in our portfolio and enhanced control over the cost and quality of our products. At that time, we also laid out

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numerous organic growth drivers, opportunities we had already cultivated internally which we have been continually and consistently executing against. Our strategy then, and now, was to build a global competitive platform which is a clear leader in the pharmaceutical industry with the ability to generate consistent robust growth on a stand-alone basis.

After looking very actively in a wide range of opportunities, this one delivers on both of those objectives in a very powerful way. And with that said, standing still will never be in the cards here at Mylan. We continue to aggressively seek opportunities to leverage our exceptional platforms and even better position Mylan for the next phase of its growth.

The transaction we are announcing today is the first of what we expect to be a series of highly strategic and financially accretive moves for Mylan. In addition to building critical mass in key non-U.S. developed markets, Abbott brings us a meaningful presence in many exciting new markets in the Central and Eastern Europe as well. Jacek Glinka, Mylan’s European President was specifically recruited for this type of potential opportunity.

He possesses the right requisite skill set, experience, and successful track record needed to help us drive a significant value from this asset. Our existing strategy has already delivered attractive double-digit growth, and now, we are even more confident in our ability to continue to deliver double-digit long-term growth to our shareholders into the future.

In closing, this transaction is truly about enhancing our existing strategy, strengthening our core businesses, maximizing our future growth drivers, and giving us more financial flexibility to pursue new and accretive opportunities.

With that, I will look forward to visiting with our shareholders to discuss more about what this exciting opportunity brings to Mylan and to our shareholders.

And I will now turn the call over to Heather and look forward to answering your questions.

Heather M. Bresch

Chief Executive Officer & Director, Mylan, Inc.

Thank you, Robert, and good morning, everyone.

As you just heard from Robert, at Mylan, we are immensely proud of what we have accomplished in the past few years, and executing on our strategic vision. Our confidence in this strategy has not changed, and our execution continues to speak for itself. This acquisition is complementary and really gives us the opportunity to accelerate on our vision and target.

To me, this transaction really revolves around three key points: diversifying and building upon the infrastructure and strategy we already have in place, enhancing our commercial platform and creating critical mass across all channels, and creating significant financial flexibility and a more competitive tax structure for future opportunity. We have been very deliberate in how we have developed our operating and commercial platform to allow for a significant expansion and the ability to leverage this platform on a global basis.

As Robert touched on, we also have been very targeted in how we have been looking at acquisition possibilities, and have only considered those that really complement our current strategic focus. We have said for some time, strategic rationale would always be the driver of our transactions.

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When we began looking at Abbott’s Specialty and Branded Generics Business, we saw that it was truly a differentiated asset, particularly compared to some of the other portfolios we’ve looked at. This enhanced infrastructure that we are creating will allow us to maximize the value of our entire product portfolio and position us to maximize growth drivers like EpiPen and it does it in a way that is expected to maintain our ability to generate double-digit revenue and EBITDA growth rates through 2018. This is one of those rare deals that not only pays immediate dividends financially and strategically, but really positions us to accelerate the next several layers of our strategy going forward.

As we have stated in the past, Mylan is well positioned to deliver on our 2018 target of at least $6 in adjusted EPS from the assets we have assembled internally. As you can see from slide five, this transaction complements our existing strategy by hitting on many of our key drivers. This transaction allows us to leverage our business globally and across all channels more effectively with our customers, particularly in light of the continued consolidation of our customers on a global basis. We will also become an even more attractive partner given our broad product portfolio and our high quality, efficient, vertically integrated manufacturing platform and supply chain network.

On slide six, we outline what differentiates this business from other opportunities and why we think it’s a perfect fit for Mylan. One major differentiating point is that we are acquiring a specialty and branded generics business, not just a collection of products, including a commercial and manufacturing infrastructure in markets we are already established in and have a distinct interest in growing. Through this transaction, we are adding 3,800 employees in more than 40 countries. Of that workforce, it is important to note that approximately 2,000 are active sales reps focused on the physician channel.

In addition to continuing to sell through the sales force, we see opportunities to leverage other channels where Mylan is strong such as pharmacies for certain products, giving our reps a broader range of products to sell. A number of these products continue to enjoy patent protection while others have limited competition due to the fact that they are novel or hard to make. Interestingly, several of the off-patent products in this portfolio continue to have no generic competition at all. We believe we can maximize the growth potential of these products through a combination of enhanced strategic focus and operational excellence as we have proven in the past.

Another differentiating feature of this business is its geographic footprint. This business operates entirely outside the U.S. in countries with attractive profiles for these kinds of products, particularly in Europe. This is very complementary to our existing strength in generics in these markets.

We also significantly expand our presence in Central and Eastern Europe and enter several new countries in the region. Having a strong Rx commercial platform in these countries is particularly important as they are primarily branded generics markets.

Turning to slide seven, you can see the diversity of this portfolio broken out by sales contribution of each therapeutic area. Here you can see some more of the durable brands I was speaking of before. In these non-U.S. markets where the dynamics are different, these well-recognized, proven products will still drive significant revenue generation for years to come.

I want to take a second and highlight one particular drug for you as an example of the value we see in this portfolio, Creon. Creon is the pancreatic enzyme supplement mostly used to treat patients with pancreatic cancer, cystic fibrosis, and chronic pancreatitis. It is a clear market leader in all of its markets, difficult to genericize and well-situated to maintain its leadership position. Following the transaction, Abbott will continue to market Creon in emerging markets, demonstrating our continued partnership moving forward. Other noteworthy products

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include Amitiza, a drug with no generic competitor expected until 2024; Influvac, an influenza vaccine that is OTC in most markets with significant market share; and Androgel, a very well-established product where the market is expected to continue to grow.

Slide eight demonstrates how this asset truly diversifies our business geographically and in terms of our product profile. We go from having approximately 60% of our revenues in the U.S., down to 48%. Our European business will go from being one-quarter of our revenues to one-third and the rest of the world goes from 16% to 19%. In terms of product profile, our Generics business will now represent 67% of revenues, down from 85%. One-third of our business will now come from Specialty and Branded Generics. And the transaction allows us an entry point in the OTC market, an important new channel for us and one we expect to build on moving forward.

I really want to emphasize that every country, particularly those within Europe, is different and has different dynamics. By being strong in both brands and generics, we are less dependent on the economic and regulatory dynamics in any individual country. And as these markets transition, we are able to be agile in how we sell products and leverage our entire portfolio.

Beyond business diversity, I want to stress what we believe we can do with this business in our hands. Mylan brings greater strategic focus, experienced operating with speed and agility across different market types in a more efficient operating platform.

Because of this, we expect to stabilize this business and expect to generate flat revenues through 2018. We also expect to grow adjusted EBITDA by the mid- to high-single digits annually through 2018, and adjusted EBITDA margins to grow starting day one in the low-30% range and climbing to approximately 40% by 2018.

Moving to slide 10. I would like to expand a bit on Robert’s remarks regarding our financial firepower which is really represented by the financial flexibility this transaction gives us. What you see here is about a 30% increase in our cash financial flexibility versus what we showed you at our last Investor Day for Mylan on a stand-alone basis.

As you can see, our priorities for using this capital have not changed, although the amount of cash has increased. This enhanced capacity, combined with our continued willingness to use our equity, significantly increases the size of the potential opportunities we can target.

We also will continue to invest and support our business through R&D and CapEx as we believe both have been a differentiator for us and will continue to be in the future. Although our priority remains strategic M&A, it is also worth noting that our ability to achieve at least $6, simply by repurchasing our own shares, is still an option.

With that, I’d like to turn it over to Rajiv to walk through in greater detail the products we are acquiring and the geographies we are strengthening through this transaction.

Rajiv Malik

President & Director, Mylan, Inc.

Thank you, Heather, and good morning, everyone. We have spent the beginning of this call primarily looking at the attractive profile of this business and where our unique attributes will enable us to unlock real value in it.

Over the next few slides, I’ll walk you through how we will maximize the business we are acquiring with this deal and how this business will directly impact our strategic growth drivers and help ensure our future success.

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As you all know, over the past several years, Mylan has built a world-class operations platform. Also recently, we have been focusing our attention on building a complementary commercial platform. It’s really important to note here that this commercial platform was a key differentiator for us when we were looking at the transaction. This acquisition will help us create an even stronger commercial operations platform which stands across various channels. Not only were we able to bring in a portfolio that would fit nicely with Mylan business, we’ll be able to improve and even add a number of critical capabilities that we already knew we needed.

We have spoken to you in the past about our goals to go-to-market as One Mylan reaching all channels with all of our products. With this transaction, we’ll be able to once again meet our goals of One Mylan philosophy. This transaction will give us its strong access to the physician channel in Europe, Canada, Australia, New Zealand and Japan, the markets where Mylan is already strongly positioned in the pharmacy channel. The powerful complementary presence of our combined platform in pharmacy and physician channel will help us deliver the maximum out of this branded generics portfolio.

Heather spoke earlier about what we expect to achieve here in terms of stabilizing revenues and accelerating EBITDA growth and margins, and that really can be attributed to a number of factors that drive our One Mylan philosophy.

Part of our Mylan One philosophy is driven by our globally vertically integrated operating platform that enables us to control the cost of the goods sold and drive supply chain efficiencies. In a similar vein, we look at our opportunities to leverage commercial best practices globally. I think the key differentiator of our business is the ability to maintain and uphold a uniform high-quality and rigorous approach across all markets, and we feel strongly this helps us stand out and deliver results.

Turning to slide 12, we can see exactly how this transaction builds a real critical mass in our next largest markets across Europe, Canada, Australia, New Zealand and Japan. As you know we do not break out revenues at a country level, but we think it’s important to give a sense for the significant expansion by market here. Looking down this list, you can see that we are nearly doubling our sales across the board, including our next 10 largest developed markets after the U.S. and in many markets expanding by as much as 4 times. It increases our business in Central Eastern Europe by 7 times.

It not only provides us much wanted critical mass in these markets but also gives us a foothold in over 10 new markets including Romania, Bulgaria, Serbia, Baltics and other countries. It also approximately double our sales in our key markets like Italy, Spain, Germany, Portugal, Canada and Japan. As you can see, one of the major areas where we are adding strength here in is in Japan. As you know, we now operate there in partnership with Pfizer, and we are quite happy with that. What this new portfolio does is gives us a number of options, one of which is enhancing their partnerships.

Let’s now take a look at how this business will enhance our commercial platform and add critical mass across all sales channels. As Heather mentioned earlier, this business has an active sales force of around 2,000 representatives and around 500 marketing professionals. As we mentioned earlier, in talking about One Mylan, their sales force complements our existing strengths in retails and pharmacies in these markets, giving us the full breadth of touch points with patients and doctors. This enhanced infrastructure and addition of this sales force, who are a talented team, will be incredibly important as we enter our next phase of growth.

We can see the significant addition to our existing sales force in these key markets on the map here. You can see, especially in Europe, we are adding very significantly to our manpower in critical growth markets in a new

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channel, giving us an enhanced breadth and scale to continue to build out our portfolio of products and services. This includes strengthened capabilities in regulatory, market access, and medical affairs staff where we can further invest behind this expertise and bolster our infrastructure across the region.

Turning to slide 14, you can see how the additional infrastructure provided by this transaction directly adds into existing growth drivers and opens the door to a few new ones. The first is our most immediate growth driver, the continued expansion of EpiPen. We are excited that this commercial infrastructure can be an important platform for us to further enhance the performance of our existing Specialty business, including EpiPen Auto-Injector franchise. Some of the other growth drivers include generic Advair, Seretide, and Combo in the respiratory area.

As we have said before, we fully expect to have the first AB-rated substitutable generic form of Advair to the market in 2016. Our ability to reach this milestone is a testament to our capability to develop complex, hard-to-manufacture products which we continue to see as an important future growth driver. Products like Advair and Seretide will likely have different market dynamics and require different commercial strategies from typical generics in these markets. We anticipate that they will require retailing to physicians and enhanced marketing needs. This is also true for biosimilars, which we believe presents a global opportunity for Mylan and a more near-term opportunity in Europe as many of these markets already have biosimilars available.

Success in these areas would have required us to build out the infrastructure that we are getting through this deal, not only does that help us avoid some build-out cost, but it helps us move a bit faster in executing some key growth drivers. Our enhanced global specialty infrastructure that we have been outlining today, including the expanded sales force, marketing team, medical affair capabilities, market access which significantly help de-risk the launch of these important products in these markets.

So to sum up, this acquisition helps us further diversify and differentiate our business, strengthening our core strategy and positioning us for the future. We are adding a portfolio of over 100 products including many difficult to make in more than 40 markets along with a very strong commercial infrastructure touching a wide breadth of channels.

Also, it further consolidates our position in our key markets by providing us the necessary critical mass. This asset also comes along with two manufacturing sites in France and Japan, the markets where Mylan is very strongly positioned, further enhancing our global supply network.

Now, I would like to bring on John to walk you through the structure and resulting financial profile of Mylan. Thanks.

John D. Sheehan

Chief Financial Officer & Executive Vice President, Mylan, Inc.

Thanks, Rajiv, and good morning, everyone. Let me start by providing an overview of the transaction terms. As you know by now, this is an all-stock transaction where the new public company formed by this combination will issue a 105 million shares of common stock valued at approximately $5.3 billion based on Friday’s closing price, resulting in Abbott indirectly owning approximately 21% of the combined entity.

The new company will be organized in the Netherlands, and the transaction is subject to shareholder approval and typical regulatory clearances. The implied multiples for this transaction are compelling. Before we factor in operational efficiencies, the implied revenue multiple is 2.8 times and the implied EBITDA multiple is 8.8 times. Adjusting for our anticipated $200 million of pro forma efficiencies, the EBITDA multiple is only 6.6 times.

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What is important to think about here, is that the multiple we are paying for this business is well below other potential deals of a similar structure, particularly given the enhancements to our global commercial platform and the debt-free assets we are acquiring. I think you will really see this first-hand as the industry continues to consolidate.

Flipping to slide 16, we break down how this transaction will be structured. Prior to the close, Abbott will carve out its non-U.S. Developed Markets Specialty and Branded Generics Business, which it will transfer to a new public company organized in the Netherlands.

Mylan will then merge with a wholly-owned subsidiary of New Mylan and New Mylan will become the parent company of Mylan. The new public company will be known as Mylan N.V. and will be led by the current Mylan leadership team and headquartered in Pittsburgh.

Mylan’s shares will continue to be listed on the NASDAQ under Mylan’s existing ticker symbol and we will report financials as we have done in the past. As Heather noted, the assets being acquired from Abbott are based entirely outside of the U.S.

As Robert mentioned opening the call, this transaction is compelling on a number of fronts, not the least of which is how it enhances our financial profile. Slide 17 shows you how this deal delivers us important financial benefits and my next slide will demonstrate how it positions Mylan for the next stage of growth.

First, this transaction is expected to be immediately and significantly accretive. Expected accretion in the first full year is approximately $0.25. As you know, this is an important parameter for us in any transaction and we are very pleased we can deliver immediate accretion, particularly in this all-stock transaction.

As Heather and Rajiv have talked about in detail already, this business fits very nicely into the Mylan global platform. Leveraging this combined strength, we expect to drive in excess of $200 million in pre-tax operational efficiencies after the first three years. We also see the opportunity for revenue synergies as we integrate the business with our global commercial platform.

We expect that these operational efficiencies will come largely from the benefits of integrating Abbott’s assets into Mylan’s global operating platform. For instance, we see potential supply chain and infrastructure efficiencies and potential to reduce cost of goods sold given our strong vertically integrated manufacturing platform.

We expect our global effective tax rate will move from 25% to approximately 21% in our first full year, a full 4 percentage point decline, and then expect that it will come down further to the high-teens over time. Consistent with our commitment, this transaction has a return on invested capital greater than our cost of capital and that we expect will exceed 10% in year one and grow thereafter.

We are also confident we will maintain our investment grade ratings. We continue to be truly confident in our announced 2018 financial targets, including at least $6 in adjusted diluted EPS and, as Heather said earlier, see real opportunity to even accelerate those targets.

Turning to slide 18, you can see how this transaction substantially bolsters our financial firepower for the future with substantial financial flexibility for future opportunities. As Robert said earlier, this is an industry that is continually consolidating and changing. And we intend to play a smart, strategic role in that evolution. With significant cash flows, a strong balance sheet with leverage at only 2.3 times gross debt to EBITDA at transaction close and a competitive global tax structure, we feel we have the financial flexibility that will enable us to be more competitively pursuing the right opportunities as they arise.

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Finally, I want to point out how our enhanced global tax structure provides our – improves our competitive position. As you know, we have constantly looked at our tax structure and ways to minimize our effective tax rate.

Now, I’ll turn back over to Heather to give a few closing remarks.

Heather M. Bresch

Chief Executive Officer & Director, Mylan, Inc.

Turning to slide 19, we have spent a good part of this morning talking about how this business is a better fit with Mylan and that under our management, we can drive real results in the acquired portfolio. We’re confident in our ability to deliver these results because we have done it before, perhaps and most notably with the Merck’s generics carve out.

Before we get to Q&A, I want to close by looking at the results our strategy has delivered. As Robert said, this story really started in 2012 with our strategic plan and the setting of our 2018 target that our ability to operate this business and deliver shareholder returns goes back well before that. Today, we mark a new chapter where the strategy remains solid that the path to achieving it is brighter and shorter. We believe we will come out of this deal a stronger Mylan, better positioned to execute our plan, deliver results and competitive enough to pursue new growth opportunities.

Thank you and we will now turn the call over to the operator to begin Q&A.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question comes from Chris Schott from JPMorgan. Your line is open.

Chris T. Schott Analyst, JPMorgan Securities LLC

Great. Thanks very much and then congrats on the deal. Just two questions here. First, the Abbott assets you’re acquiring here, they are lower growth than your core franchise, should we think of this as a one-off deal that you needed to broaden out your platform, de-lever, invert, or would you look at additional lower growth assets just as some of the other established product businesses out there? I guess, the core of that question is how are you balancing growth versus financial accretion as you look at further transactions?

The second question is, just giving us a little bit more flavor on this business, can you maybe talk a little bit about the historic top-line growth for these assets? And you talked about in the release about stabilizing the franchise. Is this something you’re doing differently with the products, or is this some historic patent expirations annualizing as we try to understand a little bit more just what goes into that kind of stable assumption on the platform going forward? Thanks so much.

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Robert J. Coury Executive Chairman, Mylan, Inc.

Thank you, Chris. First, let me tell you that this asset really is the first in, what I would say, a series of potential opportunities for us. But this one, I would say, is because it’s very highly complementary, this asset, from a growth profile, will be – I would say that the next opportunities will be much more highly synergistic.

So we see this particular one and our ability to stabilize is because if you take a look at all the other portfolios that are out there, this one had a significant differentiated quality about it. Abbott ran it in a very disciplined way. And actually, if you, again, compare this to others, this one was not declining at the same rate that you’ll see other established products and brand generics businesses with other companies.

So we were fortunate to actually commit at the right time. With a low-single digit decline, our ability which is operational efficiencies is why we see this business quickly being flat which is really unheard of when you look at these type of businesses. So if you take that and then think about the potential for others, you can expect others, we can significantly offset any decline by the synergistic opportunities that we’ll have unlike this first one.

Heather M. Bresch Chief Executive Officer & Director, Mylan, Inc.

And I would just add and maybe complement that with, first, Chris, we still – even though there it’s a slower growth rate than Mylan on a stand-alone, we still see double-digit – maintaining double-digit growth on the top- and bottom-line. And as far as kind of historically with this asset, they have experienced, I mean, if you go a couple years back, patent expirations and so forth that showed a more kind of a rapid decline, that has now, we believe, has come to an annualized run rate. They were modeling this business to mid- single-digit decline. And so therefore, our ability to pull that up to flat with the things that Rob pointed out, our focus, our strategic and operational platform, that really allows us to maximize this asset.

Operator: Our next question comes from Douglas Tsao with Barclays. Your line is open.

Douglas D. Tsao Analyst, Barclays Capital, Inc.

Hi. Good morning. So Heather, following up on that last comment, perhaps if you could sort of provide some perspective on some of the capabilities that you think will really enable you to sort of reaccelerate the growth rate of these existing assets. And then perhaps, obviously, after the close of this deal, you’ll have significant balance sheet flexibility in terms of both through leverage, as well as added EBITDA. Just perhaps walk through your priorities for M&A on a go-forward basis after this deal is closed.

Heather M. Bresch Chief Executive Officer & Director, Mylan, Inc.

Sure. So as far as the channel goes, we believe that this still complements – if you look outside of the U.S., this continues to give us a new sales channel and markets – in our top 10 largest markets. So these are all markets that we have a very established presence in and then as you know, especially in that pharmacy channel. So as we now complement that with the physician channel, we believe the complementary nature of truly leveraging this entire portfolio is significant. And that’s why again we see the revenue that we’re going to be able to recognize from this transaction really, as we said, at that flat level but truly having some real revenue synergies with a few products and especially, as I mentioned, Creon, and a couple of the very hard-to-formulate products that we believe will be very difficult to genericize and have very durable brand equity in them.

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Robert J. Coury Executive Chairman, Mylan, Inc.

In terms of the optionality that we have which is voluminous, as I stated in the opening remarks, we have already looked at a number of additional opportunities that we believe will be highly accretive on a going-forward basis. But our priorities are really about continuing to build the most powerful platform and the most meaningful platform when you think about the food chain and especially our customers. And as we see our customers evolve, we are building a platform that we believe will best serve their needs in a one-stop shop.

One of the more impressive graphs that you saw on the presentation was our adjustment from a two-thirds, now one-third in Specialty and less emphasis on the Generics. So I think that you should be expecting more bolt-on type acquisitions that will further embolden our existing platform but also mean more to the customer, giving us more leverage within the food chain.

Douglas D. Tsao Analyst, Barclays Capital, Inc.

And Robert, as a quick follow-up, I mean, should we interpret that as a focus more on building out that specialty business or are you still – because I think it was at last year’s investor meeting you talked about being a consolidator on the generic side or is that a little bit less of a priority right now?

Robert J. Coury Executive Chairman, Mylan, Inc.

I don’t think we should be limited to any particular, Doug, any particular. I just think that with the parameters that we’ve given you, maintaining our investment grade, and now you can rest assured that the new additional substantial cash flow will be put to use and put to use rather quickly.

Operator: Our next question comes from Ronny Gal with Bernstein. Your line is open.

Aaron Gal Analyst, Sanford C. Bernstein & Co. LLC

Hi. Good morning, and thank you for taking the questions. A few of them, if you don’t mind. I think you’ve been talking to that. I just want to clarify that, kind of, are you basically telling us that with the sales force and organizational manufacturing platform you can essentially buy additional products for the same markets and essentially throw them on top of the existing infrastructure with very high margins? Is that kind of like the thought around the strategy?

Robert J. Coury Executive Chairman, Mylan, Inc.

Yeah.

Aaron Gal Analyst, Sanford C. Bernstein & Co. LLC

And second, around EpiPen, I think you mentioned that a couple of times there’s a potential development in Europe. Can you just tell us a little bit more about the thought there? And also, with this transaction, roughly how much of operating profit will EpiPen be, given that this is kind of like the question mark going forward?

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Robert J. Coury Executive Chairman, Mylan, Inc.

I mean, first, Ronny, thank you for the questions. You can absolutely expect that with this new channel that we now have in complementing our pharmacy channel that the expectation of additional products is absolutely what you can expect. But let’s talk about the opportunities that we already have in-house that we were going to – we have a cost avoidance here. We already were factoring in cost to build out this infrastructure for our biosimilars and some of our other opportunities that we have around the globe. So this is a very powerful opportunity in one fell swoop we’ve put in place, when you could have expected us to build out anyway.

And in terms of EpiPen, we’ve said all along, look what we’ve done here in the United States with EpiPen, look at the having an already existing 98%, now, 93% market share, just – and we’ve grown the market substantially by expanding this bandwidth just through the appropriate marketing channels to meet the unmet need of this very, very important product.

We are not satisfied with what we’re doing in Europe. We think we can do a lot better in Europe. And we’re very excited to be able to participate in some of those markets with our partner, Meda. But we also believe that we can embolden even their efforts through the complementary structure that we now have.

Heather M. Bresch Chief Executive Officer & Director, Mylan, Inc.

And I would just add also as we look at EpiPen as a global franchise, remember, we’re selling it in Australia. Obviously, have a partnership in Japan. So again, our ability to really enhance this from a global perspective, as well as now look at bringing it into markets that we haven’t been selling EpiPen in. So again, we just see the enhancement of this, totally, as the entire global franchise. And I would say just to your last question, obviously, as we’ve stated before, we continue to see EpiPen delivering double-digit growth for us. Thanks.

Operator: Our next question comes from Marc Goodman with UBS. Your line is open.

Marc Goodman Analyst, UBS Securities LLC

Morning. A couple of questions. First, are there any significant patent expirations that we should be expecting over the next couple of years in this portfolio? Second, you had mentioned that there are more deals, but you are saying that this deal stand up – stands on its own, right? So if you didn’t do any more deals, this makes a lot of sense for you? Or are you saying this deal makes a lot of sense and you’re going to see that it makes even more sense when we do these next deal or two? And then third, can you just mention that – you talked about the tax rate high-teens over time, how long does it take to get there, and what do you have to do to get there? Thanks.

Robert J. Coury Executive Chairman, Mylan, Inc.

Okay. In terms of the patent expirations...

Rajiv Malik President & Director, Mylan, Inc.

Yeah. Marc, the first one, there is no significant patent expiration except one coming our way in 2024 on Amitiza in Japan.

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Robert J. Coury

Executive Chairman, Mylan, Inc.

And John why don’t you hit the tax rate then I’ll hit the other one.

John D. Sheehan

Chief Financial Officer & Executive Vice President, Mylan, Inc.

Yeah. I think that we talked today, whether it be about the synergies or our financial projections about a three- to five-year window, and I think that’s a reasonable time to think about, Marc. And I think that the new tax structure that we’ll have will provide us with significant opportunities to think about how to optimize and make more efficient our global tax structure.

Robert J. Coury

Executive Chairman, Mylan, Inc.

And Marc, let me try to go slow, because this is relatively very, very simple and easy, and very exciting, quite frankly, in terms of the opportunities that lie ahead. The best way to give you the example is take a look at the acquisitions that we’ve done in the past. What we’ve told you in the past on the acquisitions is we said, give us time and watch what we can yield out of these assets, and in the future, here’s what are our expectation is.

So there was always a delay between what we’ve acquired and what we, in time to hit the type of top-line and earnings potential with those businesses in the past that we acquired. This one, quite different, much more simpler because in a – immediately, you have top-line, substantial top-line addition and substantial earnings power. We have an established business, quite different than any other business we’ve acquired in the past. So you take the business and the engine that we have developed, the engine that we’re growing, the engine that we continue to yield the type of growth rates that we have now demonstrated, and put on this substantial established business, nothing to wait for, only to use the very powerful cash flows to what’s to come next. And that’s what you should expect that these cash flows, these additional cash flows, are not going to sit still.

As I mentioned to you, we have looked and have already identified substantial opportunities in this continuing consolidation market, and we’re going to continue to target those assets that are meaningful to our existing platforms and what we believe where we can be more meaningful to our customers.

Operator: Our next question comes from Jami Rubin with Goldman Sachs. Your line is open.

Jami Rubin

Analyst, Goldman Sachs & Co.

Thank you. My question relates to the Abbott will now be a substantial shareholder of Mylan, will own 21% of the new company. Can you talk about if there are any lock-up provisions, Robert or John or Heather, and what their intentions are as long-term shareholders? I would imagine that that would probably not be strategically in their best interest, but how should we think about that? Thanks.

Robert J. Coury

Executive Chairman, Mylan, Inc.

Yeah. Thanks, Jami. First, I don’t think it’s appropriate that I speak on behalf of Abbott, although I would tell you selfishly I would love to have them as a shareholder of Mylan for many years to come. But obviously, I’m sure that that’s not the business that they’re ultimately in and that they will redeploy their capital as they see fit. So that’s a question I think more appropriate for them.

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I think you can expect the standard traditional type of shareholders agreement that one would have in a transaction like this. I can tell you that we are extremely comfortable that – and I’m very comfortable with Miles White. And I think collectively, you should know that there is nothing in the agreement that will inhibit us from executing on all which you’re hearing from us this morning and all the opportunities that we see ahead of us.

Operator: Our next question comes from Ken Cacciatore with Cowen & Company. Your line is open.

Ken C. Cacciatore Analyst, Cowen & Co. LLC

Hi. Thanks. Good morning, guys. Just quick questions. Wanted to drill down Robert to get a little bit more context on the number of opportunities that you see as you go out with this enhanced cash flow and balance sheet. Are we talking about – there is two or three type of deals, 10, 20? Can you give us some perspective when you talk about transactions available that we understand, the numbers that you’re looking at and the opportunities? Thanks.

Robert J. Coury Executive Chairman, Mylan, Inc.

Sure, Ken. I mean, I think, first and foremost, you can – let me just say that there is a handful, and let me say to you when you have this much financial flexibility, the optionality just opens wide open. And because we’ve been looking not at one or two or – this wasn’t a single op. This just happens to be the best first transaction to posture us like a slingshot. Our new capital structure, the strength of our balance sheet and the leverage that we can put on this balance sheet going forward in future cash acquisitions that I expect to be even more substantially accretive on a going-forward basis is what I’m trying to convey to you. Again, I can’t be any more clearer, but we believe that this asset and this opportunity was the right first transaction for us to do, and I hope that answers your question.

Operator: Our next question comes from David Buck with Buckingham Research Group. Your line is open.

David G. Buck Analyst, The Buckingham Research Group, Inc.

Thanks for taking the question. Just a couple of quick ones. First on the synergy target of $200 million. Can you give a sense of whether that is mostly cost and SG&A or does that include some type of site changes and manufacturing transfers? On the products that you’re buying, who actually is manufacturing them, and is the intention, again, to manufacture those yourselves?

And then just on the Japanese market, can you talk about what the options are with your joint venture partner, Pfizer? What they can do as a result of this? And is your plan to keep a 50/50 partnership with them? Thanks.

Robert J. Coury Executive Chairman, Mylan, Inc.

Thanks. So the optionality that we have on the Japan business will still be explored. And I think, David, you hit it beautifully. It’s just that we are – we’re not going to reach any particular conclusions. It’s a very interesting business. Actually, it’s a very powerful business they have there in Japan. And we think we’ll complement what we’re doing there with Pfizer quite well.

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And then the other question was?

Heather M. Bresch Chief Executive Officer & Director, Mylan, Inc.

On our synergy target.

Robert J. Coury Executive Chairman, Mylan, Inc.

Yeah. Because this is a highly complementary business, the very first thing I’d like to say, because of the sensitivity around here, this is not going to be a synergistic business in a way that we’re – from a – it’s much more of an operational efficiency that we’re going to get to synergies, not so much because it is highly complementary. We think that the platform that we’re bolting in alongside of ours, it is our intention to keep that platform substantially in place the way it is. There’ll be other opportunities, and we haven’t even talked about top-line synergy opportunities, but this is much more of operational efficiencies.

And then in terms of the manufacturing, it’s a...

Rajiv Malik President & Director, Mylan, Inc.

It’s a – Bob, it’s a combination of...

Heather M. Bresch Chief Executive Officer & Director, Mylan, Inc.

Yeah. As we mentioned before, this partnership with Abbott. So yeah, we’ll have relationships where we’re making products for Abbott, they are making products for us. So all of that will be standard long-term supply agreements and our partnership with each other.

Operator: Our next question comes from Sumant Kulkarni with Bank of America Merrill Lynch. Your line is open.

Sumant S. Kulkarni Analyst, Merrill Lynch, Pierce, Fenner & Smith, Inc.

Good morning. Thanks for taking my questions. My first one is, is this developed or established product portfolio is subject to any kind of future governmental price controls that could make flattening the trajectory and the top-line difficult in the years to come? And secondly, do you think that there could be any hurdles to re-domiciling given that this could be a 1Q 2015 close?

Robert J. Coury Executive Chairman, Mylan, Inc.

I’m sorry. What was the second question?

John D. Sheehan Chief Financial Officer & Executive Vice President, Mylan, Inc.

About the ability to execute since this will be a Q1 2015 close.

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Robert J. Coury

Executive Chairman, Mylan, Inc.

You mean from a regulatory point of view? Yeah, we don’t anticipate – really, we don’t anticipate. We’re going to go through the normal channels, but again, because this is highly complementary and really not overlapping, we really don’t anticipate any regulatory hurdles that will prohibit us from closing at the appropriate time.

Heather M. Bresch

Chief Executive Officer & Director, Mylan, Inc.

And your question on pricing, as I mentioned, since we’re dealing with many, many countries here and every country has their own unique dynamic and regulatory and pricing environment, we don’t see anything that would obviously cause anything to happen in all markets at the same time. So we believe that the stability for this revenue through 2018 is very consistent.

John D. Sheehan

Chief Financial Officer & Executive Vice President, Mylan, Inc.

So operator, I think we have time for one more call or question.

Operator: Our final question comes from Elliot Wilbur with Needham & Company. Your line is open.

Elliot H. Wilbur

Analyst, Needham & Co. LLC

Thanks. Maybe just for John, I was just trying to get a sense of some of the factors maybe that would be resulting in sort of immediate step-down in tax rate, and I guess my assumption is that the acquired business kind of has a low or a high-single, maybe low-double digit tax rate and there’s some immediate synergies. And then I know you’ve mentioned roughly a three- to five-year horizon in terms of realizing a high-teens tax rate, but is there anything you can talk about specifically in terms of some of the possibilities or things we should be thinking about that would enable you to be able to achieve that target. Thanks.

John D. Sheehan

Chief Financial Officer & Executive Vice President, Mylan, Inc.

Yeah. I think that the immediate benefit to our global tax rate comes from a combination of both the tax rate of the acquired entity or business, as well as opportunities that are created as a result of our more efficient global tax structure. And then what happens, Elliot, is that by having the re-domiciled or non-U.S. organization it then creates opportunities for doing tax planning that is more efficient than being domiciled in the United States. And I think there are a number of tax structures that are put into place without going into specifics on this.

Robert J. Coury

Executive Chairman, Mylan, Inc.

But I would say I think the real upside opportunity for us and what we haven’t modeled...

John D. Sheehan

Chief Financial Officer & Executive Vice President, Mylan, Inc.

Fair.

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Robert J. Coury

Executive Chairman, Mylan, Inc.

...is the additional tax synergies that you can expect on future acquisitions. It’s not something that we’ve put into our model, but you can fully expect us to accelerate on additional acquisitions to accelerate the benefit of our new tax rate.

Robert J. Coury

Executive Chairman, Mylan, Inc.

With that, let me say thank you. Great speaking with you, and we look forward to seeing all of our shareholders here soon.

Operator: Thank you, ladies and gentlemen. That does conclude today’s conference. You may all disconnect. And everyone, have a great day.

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